Exhibit 99.1

Management’s responsibility for financial reporting

The accompanying consolidated financial statements of Corus Entertainment Inc. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include a reconciliation to U.S. generally accepted accounting principles.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.  Financial statements are not precise since they include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects.  Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

Corus Entertainment Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.  During the past year, management has continued to improve the operating effectiveness of internal control over external financial reporting.  As at year end, we have determined that internal control over financial reporting is effective and Corus Entertainment Inc. has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (“SEC”) under Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”).  In compliance with Section 302 of SOX, Corus Entertainment Inc.’s Chief Executive Officer and Chief Financial Officer provided to the SEC a certification related to Corus Entertainment Inc.’s annual disclosure document in the U.S. (Form 40-F).  The same certification was provided to the Canadian Securities Administrators.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are outside unrelated directors.  The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting items, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors’ report.  The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders.  The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

signed	signed
John M. Cassaday President and Chief Executive Officer	Thomas C. Peddie FCA Senior Vice President and Chief Financial Officer

Report of independent registered public accounting firm

To the shareholders of Corus Entertainment Inc.
We have audited the consolidated balance sheets of Corus Entertainment Inc. as at August 31, 2008 and 2007 and the consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Corus Entertainment Inc.’s internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 14, 2008 expressed an unqualified opinion thereon.

signed
Toronto, Canada November 14, 2008	Ernst & Young LLP Chartered Accountants Licensed Public Accountants

Report of independent registered public accounting firm

The Board of Directors of Corus Entertainment Inc.
We have audited Corus Entertainment Inc.’s internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Corus Entertainment Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s responsibility for financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Corus Entertainment Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2008, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Corus Entertainment Inc. as at August 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2008 and our report dated November 14, 2008 expressed an unqualified opinion thereon.

signed
Toronto, Canada November 14, 2008	Ernst & Young LLP Chartered Accountants Licensed Public Accountants

CORUS ENTERTAINMENT INC.
Consolidated Balance Sheets
As at August 31
(in thousands of Canadian dollars)

	2008	2007
ASSETS (note 8)
Current
Cash and cash equivalents	19,642	33,347
Accounts receivable (notes 3 and 24)	157,440	151,380
Income taxes recoverable	1,615	-
Prepaid expenses and other	10,135	10,921
Program and film rights	131,301	125,068
Future tax asset (note 13)	9,593	13,518
Total current assets	329,726	334,234

Tax credits receivable	21,952	16,875
Investments and other assets (note 4)	93,086	17,492
Property, plant and equipment (note 5)	73,562	78,342
Program and film rights	103,163	90,687
Film investments (note 6)	80,819	66,593
Deferred charges	-	4,100
Broadcast licenses (note 15)	533,491	532,812
Goodwill (note 15)	797,854	795,832
	2,033,653	1,936,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 7)	196,026	166,083
Income taxes payable	-	1,474
Total current liabilities	196,026	167,557

Long-term debt (note 8)	692,750	610,697
Other long-term liabilities (note 9)	59,936	64,773
Future tax liability (note 13)	87,699	102,851
Total liabilities	1,036,411	945,878

Non-controlling interest	20,237	15,196

SHAREHOLDERS’ EQUITY
Share capital (note 10)	848,257	882,244
Contributed surplus	17,304	10,250
Retained earnings	131,594	95,568
Accumulated other comprehensive loss (note 20)	(20,150)	(12,169)
Total shareholders’ equity	977,005	975,893
	2,033,653	1,936,967

Commitments, contingencies and guarantees (notes 8 and 23)

See accompanying notes

On behalf of the Board:

John M. Cassaday Director	Heather A. Shaw Director

CORUS ENTERTAINMENT INC.
Consolidated Statements of Income and Comprehensive Income
For the years ended August 31
(in thousands of Canadian dollars, except per share amounts)

	2008	2007	2006
Revenues (notes 22 and 24)	787,156	768,743	726,270
Direct cost of sales, general and administrative expenses (notes 10, 19, 23 and 24)	535,026	527,822	512,151
Depreciation	22,054	21,556	21,302
Amortization	-	1,555	2,872
Interest expense (notes 8 and 11)	41,313	35,838	43,105
Disputed regulatory fees (notes 7 and 23)	10,936	-	-
Debt refinancing loss (note 8)	-	-	131,951
Other expense, net (notes 12 and 19)	7,853	9,800	11,667
Income before income taxes and non-controlling interest	169,974	172,172	3,222
Income tax expense (recovery) (note 13)	35,519	59,813	(36,005)
Non-controlling interest	4,620	5,341	3,756
Net income for the year	129,835	107,018	35,471

Earnings per share (note 10)
Basic	$1.57	$1.27	$0.42
Diluted	$1.54	$1.23	$0.41

Net income for the year	129,835	107,018	35,471
Other comprehensive loss, net of tax
Unrealized foreign currency translation adjustment	(23)	(641)	(1,519)
Unrealized change in fair value of available-for-sale investments	(1,114)	-	-
Unrealized change in fair value of cash flowhedges	(13,851)	-	-
	(14,988)	(641)	(1,519)
Comprehensive income for the year	114,847	106,377	33,952

See accompanying notes

CORUS ENTERTAINMENT INC.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended August 31
(in thousands of Canadian dollars)

	2008	2007	2006
Share capital
Balance, beginning of year	882,244	870,563	885,911
Issuance of shares under Stock Option Plan	12,338	27,676	6,109
Shares repurchased	(46,555)	(16,229)	(21,687)
Repayment of executive stock purchase loans	230	234	230
Balance, end of year	848,257	882,244	870,563

Contributed surplus
Balance, beginning of year	10,250	6,878	3,558
Stock-based compensation	7,904	4,133	3,448
Exercise of stock options	(850)	(761)	(128)
Balance, end of year	17,304	10,250	6,878

Retained earnings
Balance, beginning of year	95,568	51,585	50,802
Cumulative impact of accounting changes (note 2)	(1,594)	-	-
Adjusted opening balance	93,974	51,585	50,802
Net income for the year	129,835	107,018	35,471
Dividends (note 10)	(47,326)	(42,842)	(19,586)
Share repurchase excess (note 10)	(44,889)	(20,193)	(15,102)
Balance, end of year	131,594	95,568	51,585

Accumulated other comprehensive loss
Balance, beginning of year	(12,169)	(11,528)	(10,009)
Cumulative impact of accounting changes (note 2)	7,007	-	-
Adjusted opening balance	(5,162)	(11,528)	(10,009)
Other comprehensive loss, net of tax	(14,988)	(641)	(1,519)
Balance, end of year	(20,150)	(12,169)	(11,528)

See accompanying notes

CORUS ENTERTAINMENT INC.
Consolidated Statements of Cash Flows
For the years ended August 31
(in thousands of Canadian dollars)

	2008	2007	2006
OPERATING ACTIVITIES
Net income for the year	129,835	107,018	35,471
Add (deduct) non-cash items:
Depreciation	22,054	21,556	21,302
Amortization of program and film rights	145,661	138,711	124,327
Amortization of film investments	28,393	38,781	39,450
Future income taxes	(7,321)	16,295	(74,232)
Non-controlling interest	4,620	5,341	3,756
Stock-based compensation	7,971	13,066	12,137
Debt refinancing loss	-	-	131,951
Imputed interest and other	8,593	2,404	5,950
Net change in non-cash working capital balances related to operations	(11,018)	(27,810)	(9,898)
Payment of program and film rights	(141,917)	(156,220)	(134,751)
Net additions to film investments	(56,293)	(56,069)	(44,445)
Cash provided by operating activities	130,578	103,073	111,018

INVESTING ACTIVITIES
Additions to property, plant and equipment	(17,552)	(20,287)	(23,598)
Business combinations	(774)	(64,692)	-
Cash held in escrow	(74,950)	-	-
Net cash flows for investments and other assets	(4,251)	20,679	15,943
Decrease in public benefits associated with Acquisitions	(3,993)	(6,498)	(9,594)
Cash used in investing activities	(101,520)	(70,798)	(17,249)

FINANCING ACTIVITIES
Increase in bank loans	85,594	14,388	592,687
Notes repurchase and swap termination	-	(634)	(727,829)
Issuance of shares under stock option plan	11,488	26,915	5,981
Shares repurchased	(91,444)	(36,422)	(36,789)
Dividends paid	(46,284)	(44,845)	(10,547)
Dividend paid to non-controlling interest	(1,742)	(1,524)	(5,304)
Other	(375)	(442)	(6,418)
Cash used in financing activities	(42,763)	(42,564)	(188,219)
Net decrease in cash and cash equivalents duringthe year	(13,705)	(10,289)	(94,450)
Cash and cash equivalents, beginning of year	33,347	43,636	138,086
Cash and cash equivalents, end of year	19,642	33,347	43,636

Supplemental cash flow disclosures (note 18)

See accompanying notes

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

1.	Basis of presentation
Corus Entertainment Inc. (“Corus” or the “Company”) is a diversified Canadian communications and entertainment company. The Company is incorporated under the Canada Business Corporations Act and its Class B Non-Voting Shares are listed on the Toronto and New York Stock exchanges.

2.	Significant accounting policies
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The effects of differences between the application of Canadian and U.S. GAAP on the consolidated financial statements of the Company are described in note 21.

As noted below, on September 1, 2007, the Company adopted the new accounting standards for financial instruments, hedges and comprehensive income.

Basis of consolidation
The consolidated financial statements include the accounts of Corus and all of its subsidiaries, all of which are wholly owned except for Country Music Television Limited (80% interest), Telelatino Network Inc. (50.5% interest), Discovery Kids Canada (53.6% interest), SCREAM (51% interest) and Cosmopolitan TV (54% interest), as well as its proportionate share of the accounts of its joint ventures. Intercompany transactions and balances have been eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s consolidated financial statements include future revenue projections for investments in film and television programs, provisions for doubtful accounts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investments in film and television programs; property, plant and equipment; long-term investments; current and future income taxes; broadcast licenses and goodwill. Actual results could differ from those estimates.

Revenue recognition
Advertising revenues are recognized in the period in which the advertising is aired under broadcast contracts.

Affiliate subscriber fee revenues are recognized monthly based on subscriber levels.

Product and distribution revenues from the distribution and licensing of film rights are recognized when all of the following conditions are met: (i) persuasive evidence of a sale or licensing arrangement with a customer exists; (ii) the film is complete and has been delivered or is available for immediate and unconditional delivery; (iii) the license period of the arrangement has begun; (iv) the arrangement fee is fixed or determinable; and (v) collection of the arrangement fee is reasonably assured. Non-refundable recoupable minimum guarantees received under licensing arrangements for home videos where film titles are cross-collateralized are deferred and recognized as revenue over the license term when the underlying home videos are sold as reported by third parties.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Customer advances on contracts are recorded as unearned revenue until all of the foregoing revenue recognition conditions have been met.

Non-refundable advances that are not cross-collateralized and royalties from merchandise licensing, publishing and music contracts are recognized when the license period has commenced and collection is reasonably assured. Advances that are cross-collateralized are deferred and recognized as revenue over the license term when the underlying royalties are reported as earned by third parties.

Revenues from the sale of books are recognized at the time of shipment, net of an estimated provision for returns. Revenues from the sale of subsidiary book rights, when determinable, are recorded on an accrual basis. When amounts are not determinable, amounts are recorded on receipt of funds. Grants for specific projects are recognized as revenue when the related expenses are incurred.

Cash and cash equivalents
Cash and cash equivalents include cash and short-term deposits with maturities of less than three months at the date of purchase.  Cash that is held in escrow, or otherwise restricted from use, is excluded from current assets and is reported separately from cash and cash equivalents.

Investments
Investments in entities over which the Company exercises significant influence are accounted for using the equity method. Investments in joint ventures and partnerships that the Company jointly controls are accounted for using the proportionate consolidation method of accounting. Other investments are accounted for in accordance with the guidance on financial instruments.

Acquisitions subject to Canadian Radio-television and Telecommunications Commission (“CRTC”) approval are recorded at cost until approval is received and then accounted for according to the nature of the investment made.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Property, plant and equipment
Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Land and assets not available for use	Not depreciated
Broadcasting equipment	10 years
Production equipment	5 years
Leasehold improvements	Lease term
Buildings	20-40 years
Computer equipment	3 years
Furniture and fixtures	7 years
Other	4-10 years

Program and film rights
Program and film rights represent contract rights acquired from third parties to broadcast television programs, feature films and radio programs. The assets and liabilities related to these rights are recorded when the license period has begun and all of the following conditions have been met: (i) the cost of the rights is known or reasonably determinable; (ii) the program material is accepted by the Company in accordance with the license agreement; and (iii) the material is available to the Company for airing. Long-term liabilities related to these rights are recorded at the net present values of future cash flows, using an appropriate discount rate. These costs are amortized over the contracted exhibition period as the programs or feature films are aired. Program and film rights are carried at the lower of cost less accumulated amortization and net recoverable amount.

Amortization of program and film rights is included in direct cost of sales, general and administrative expenses and has been disclosed separately in the consolidated statements of cash flows.

Film investments
Film investments represent the costs of projects in development, projects in process, the unamortized costs of proprietary films and television programs that have been produced by the Company or for which the Company has acquired distribution rights, and investments in third-party-produced film projects. Such costs include development and production expenditures and attributed studio and other costs that are expected to benefit future periods.

The Company accounts for projects in process and development, completed projects and distribution rights in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SOP 00-2”).

The individual-film-forecast-computation method is used to determine amortization. The capitalized costs and the estimated total costs of participations and residuals, net of anticipated federal and provincial program contributions, production tax credits and co-producers’ shares of production costs, are charged to amortization expense on a series or program basis in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). Ultimate revenue is projected for periods not exceeding ten years from the date of delivery or acquisition. For episodic television series, SOP 00-2 requires that ultimate revenue includes estimates of revenue over a period not to exceed ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. Estimates of gross revenue can change significantly due to the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted. Such adjustments could have a material effect on the results of operations in future periods.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

The Company reviews the status of projects in development quarterly. If, in the opinion of management, any such projects will not progress toward production, the accumulated costs are charged to direct cost of sales. Projects are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment.

Projects in process represent the accumulated costs of television series or feature films currently in production.

Completed project and distribution rights are stated at the lower of unamortized cost and estimated net realizable value as determined on a series or program basis. Revenue and cost forecasts for each production are evaluated quarterly in connection with a comprehensive review of the Company’s film investments, on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost, the fair value of the film is determined using management’s estimates of future revenues under a discounted cash flow approach. A writedown is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film.

Investments in third-party-produced film projects are carried at the lower of cost and estimated net realizable value.

Amortization of film investments is included in direct cost of sales, general and administrative expenses.

Broadcast licenses and goodwill
The cost of acquiring media broadcasting, production/distribution and publishing businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. Net identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill.

Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without substantial cost and without material modification of the existing terms and conditions of the license.

Broadcast licenses and goodwill are tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. The Company has selected August 31 as the date it performs its annual impairment test.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Goodwill impairment is determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit by using various valuation techniques with the primary methods employed being a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the DCF analyses are based on the Company’s budgets and business plans, and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, the Company evaluates its results against other value indicators such as comparable company public trading values, research analyst estimates and values observed in private market transactions. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is required to be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The impairment test for broadcast licenses consists of comparing their carrying amount to their fair value. Fair values for broadcast licenses are determined in a manner similar to that described above. An impairment charge, representing the excess of the carrying amount over the fair value, is then recognized on the consolidated statements of income, if any.

Government financing and assistance
The Company has access to several government programs that are designed to assist film and television production in Canada. Funding from certain programs provides a supplement to a series’ Canadian license fees and is recorded as revenue when cash has been received. Government assistance with respect to federal and provincial production tax credits is recorded as a reduction of film investments when eligible expenditures are made and there is reasonable assurance of realization. Assistance in connection with equity investments is recorded as a reduction in film investments.

Government grants approved for specific publishing projects are recorded as revenue when the related expenses are incurred.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Deferred credits
Deferred credits include (i) a provision for contributions to Canadian broadcasting initiatives that must be made by a purchaser of specialty television, pay television and radio undertakings in accordance with CRTC policies (“public benefits associated with acquisitions”) associated with acquiring radio and television businesses that will be drawn down when the Company makes eligible payments toward meeting the conditions of license; (ii) unearned revenue from the distribution and licensing of rights for feature films and television programs; and (iii) other items that meet the criteria for deferral.

Income taxes
The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Foreign currency translation
The assets and liabilities of the Company’s self-sustaining operations having a functional currency that is not in Canadian dollars are translated into Canadian dollars using the exchange rate in effect at the consolidated balance sheet date, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are recorded in other comprehensive loss for the year.

For integrated foreign operations, monetary items are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet date, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are included in net income for the year.

Other exchange gains and losses are included in net income for the year.

Financial instruments and hedging relationships
On September 1, 2007, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, Section 3861, “Financial Instruments - Disclosure and Presentation”, Section 3865, “Hedges” and Section 1530, “Comprehensive Income”, with no restatement of prior periods except for the presentation of the foreign currency translation adjustment.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives and the application of hedge accounting.

The Company has classified its cash equivalents and derivative financial instruments that are not designated as hedges as held-for-trading.  They are presented at their fair value and gains or losses arising on revaluation at the end of each year are included in net income for the year. Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and certain components of other long-term liabilities are classified as other financial liabilities and are also measured at amortized cost.  Investments in equity instruments are considered available-for-sale.  Available-for-sale investments are carried at fair value on the consolidated balance sheets, with changes in fair value recorded in other comprehensive loss, until such time as the investments are disposed of or an other-than-temporary impairment has occurred, in which case the impairment is recorded in net income for the year. Long-term debt instruments have been classified as other financial liabilities and are measured at amortized cost. Financial instruments measured at amortized cost use the effective interest rate method of amortization.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in net income for the year unless they are effective cash flow hedging instruments.  Derivative financial instruments that are designated as cash flow hedges, such as interest rate swap agreements, are presented at their fair value, with gains or losses arising from the revaluation at the end of each year included in other comprehensive loss to the extent of hedge effectiveness.

In adopting these recommendations, the Company made the following adjustments to the consolidated balance sheet as at September 1, 2007:

Debits (credits)
Investments and other assets (a)	8,482
Program and film rights (b)	(4,946)
Deferred charges (c)	(4,100)
Long-term debt (c)	4,205
Other long-term liabilities (b)	2,332
Future tax liability	(560)
Retained earnings (b) (c)	1,594
Accumulated other comprehensive loss (a)	(7,007)

(a)
An increase to investments of $8,768 was booked to record unrealized gains on derivative contracts, and a decrease of $286 was booked to record unrealized losses on available-for-sale investments.  This resulted in a net-of-tax transition adjustment of $(7,007) to accumulated other comprehensive loss.

(b)
Decreases to program and film rights and other long-term liabilities were booked to reflect the balances as if the effective interest rate method had always been used to record program and film rights assets and liabilities.  This resulted in a net-of-tax transition adjustment of $1,699 to retained earnings.

(c)
Decreases to deferred charges and long-term debt were booked to reflect the balances as if the effective interest rate method had always been used to record financing fees associated with long-term debt.  This resulted in a transition adjustment of $(105) to retained earnings.

With the adoption of these standards, the consolidated financial statements now include consolidated statements of comprehensive income.  The comparative consolidated financial statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition guidance.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

The adoption of these standards did not have a significant impact on net income for the year ended August 31, 2008.

Stock-based compensation and other stock-based payments
The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model and expensed over the option’s vesting period. Compensation expense related to the Performance Share Units and long-term incentive plan is accrued over the term of the service period based on the expected total compensation to be paid out at the end of the restriction period. Cash-settled instruments such as the Performance Share Units are classified as liabilities and fair value is measured at each reporting date.  Equity-settled instruments such as stock options and awards under the long-term incentive plan are classified as equity and fair value is measured and fixed at the date of grant. Consideration paid by the Company under its Employee Share Purchase Plan is included in direct cost of sales, general and administrative expenses.

Earnings per share
Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of stock options is determined using the treasury stock method.

Impairment of long-lived assets
When events or circumstances indicate potential impairment, long-lived assets, other than broadcast licenses and goodwill, are written down to their fair value if the net carrying amount of the asset exceeds the net recoverable amount, calculated as the sum of undiscounted cash flows related to the asset.

Pending accounting changes
In December 2006, the CICA issued Handbook Section 3862, ‘‘Financial Instruments - Disclosures’’ and Section 3863, ‘‘Financial Instruments - Presentation’’. These standards enhance existing disclosures in previously issued Section 3861, ‘‘Financial Instruments - Disclosure and Presentation’’. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis. Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements commencing September 1, 2008.

In December 2006, the CICA issued Handbook Section 1535, ‘‘Capital Disclosures’’. Section 1535 establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital. This standard is effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis. Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements commencing September 1, 2008.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The CICA also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards by eliminating the practice of recognizing as assets a variety of start-up, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company is currently evaluating the effects of adopting these changes.

3.	Accounts receivable

	2008	2007
Trade	152,951	143,718
Other	8,173	10,534
	161,124	154,252
Less allowance for doubtful accounts	3,684	2,872
	157,440	151,380

4.	Investments and other assets

	2008	2007
Cash held in escrow (a)	74,950	-
Investments at equity	12,506	10,057
Other (note 24)	5,630	7,435
	93,086	17,492

(a)	In fiscal 2008, the Company advanced cash into escrow to fund the purchase of an analog specialty service. The transaction closed and the Company gained control of the acquiree in fiscal 2009.

5.	Property, plant and equipment

2008	Cost	Accumulated depreciation	Net book value
Broadcasting equipment	41,831	28,798	13,033
Production equipment	98,079	85,491	12,588
Leasehold improvements	39,575	26,585	12,990
Buildings	23,459	10,955	12,504
Computer equipment	63,939	54,464	9,475
Furniture and fixtures	22,803	20,301	2,502
Land	6,814	-	6,814
Other	4,833	1,177	3,656
	301,333	227,771	73,562

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

2007	Cost	Accumulated depreciation	Net book value
Broadcasting equipment	38,135	26,575	11,560
Production equipment	95,009	80,402	14,607
Leasehold improvements	38,856	23,657	15,199
Buildings	23,262	9,992	13,270
Computer equipment	56,867	45,812	11,055
Furniture and fixtures	22,456	19,380	3,076
Land	6,814	-	6,814
Other	4,539	1,778	2,761
	285,938	207,596	78,342

6.	Film investments

	2008	2007
Projects in development and in process, net of advances	18,285	22,772
Completed projects and distribution rights	38,687	28,874
Investments in third-party-produced film projects	23,847	14,947
	80,819	66,593

During fiscal 2008, the Company reduced its investments in film and television programs by anticipated federal and Ontario production tax credits amounting to $16,185 (2007 - $16,213).

The Company expects that 21% and 59% of the net book value of completed projects and distribution rights will be amortized during the year ending August 31, 2009 and three years ending August 31, 2011, respectively. It is estimated that at least 80% will be amortized within five years.

The Company expects that $6,121 of accrued participation liabilities will be paid during the year ending August 31, 2009.

7.	Accounts payable and accrued liabilities

	2008	2007
Trade accounts payable and accrued liabilities	79,066	82,270
Program rights payable	95,059	75,081
Film investment accruals	2,887	1,696
Dividends payable	8,078	7,036
Disputed regulatory fees	10,936	-
	196,026	166,083

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

In fiscal 2006, the Company recorded restructuring expenses of $11,433 in the Radio and Content segments related primarily to severance and other restructuring activities.  In fiscal 2007, the Company recorded $10,393 in restructuring expenses, related primarily to severance and other restructuring activities in the Television segment and severances in the Montreal Radio cluster.  In fiscal 2008, the Company recorded an additional $2,666 in restructuring expenses in the Television segment and $3,476 in restructuring expenses in the Radio segment.  These costs are included in other expense, net.  To date, $24,986 has been paid in respect of these provisions and as at August 31, 2008, $2,982 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2009.

Included in accounts payable and accrued liabilities at August 31, 2008 is $10,936 related to regulatory fees currently being disputed by the broadcasting industry.  No accrual was recorded at August 31, 2007.

8.	Long-term debt

	2008	2007
Bank loans	695,767	610,697
Unamortized financing fees	(3,017)	-
	692,750	610,697

The Company has a credit facility with a syndicate of banks that matures on January 24, 2011.  The amount committed is $800,000, of which $300,000 is available on a revolving basis and $500,000 on a non-revolving basis, and is repayable at maturity.  Funds are available to the Company in both Canadian and U.S. dollars and charge interest on a fluctuating basis plus a margin.  As at August 31, 2008, $200,000 of the revolving facility and all of the non-revolving facility were utilized.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at August 31, 2008, the weighted average interest rate on the outstanding bank loans was 4.4% (2007 - 5.9%).  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the non-revolving facility for the full term of the facility.  Interest on the bank loans, including the impact of the swap, averaged 5.3% for fiscal 2008 (2007 - 5.4%).

In fiscal 2006, the Company extinguished its Senior Subordinated Notes and terminated the associated cross-currency agreements.  These transactions resulted in the Company recording a $131,951 debt refinancing loss in fiscal 2006.  The components of this loss include mark-to-market payments on the cross-currency agreement termination, consent and tender premiums, the write-off of deferred financing charges and underwriting and other fees.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  As well, unlimited guarantees are provided by certain subsidiaries.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the financial covenants provided under the bank loans as at August 31, 2008.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

9.	Other long-term liabilities

	2008	2007
Public benefits associated with acquisitions	3,467	7,200
Unearned revenue	3,160	9,403
Program rights payable	31,719	32,079
Stock-based compensation obligations	1,332	4,947
Deferred leasehold inducements	5,488	5,959
Derivative fair value	9,381	-
Other	5,389	5,185
	59,936	64,773

10.	Share capital
Authorized
The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares and Class 1 and Class 2 Preferred Shares.

Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances.

The Class A Preferred Shares are redeemable at any time at the demand of Corus and retractable at any time at the demand of a holder of a Class A Preferred Share for an amount equal to the consideration received by Corus at the time of issuance of such Class A Preferred Shares. Holders of Class A Preferred Shares are entitled to receive a non-cumulative dividend at such rate as Corus’ Board of Directors may determine on the redemption amount of the Class A Preferred Shares. Each of the Class 1 Preferred Shares, the Class 2 Preferred Shares, the Class A Voting Shares and the Class B Non-Voting Shares rank junior to and are subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the Class A Preferred Shares in connection with the payment of dividends.

The Class 1 and Class 2 Preferred Shares are issuable in one or more series with attributes designated by the Board of Directors. The Class 1 Preferred Shares rank senior to the Class 2 Preferred Shares.

In the event of liquidation, dissolution or winding-up of Corus or other distribution of assets of Corus for the purpose of winding up its affairs, the holders of Class A Preferred Shares are entitled to a payment in priority to all other classes of shares of Corus to the extent of the redemption amount of the Class A Preferred Shares, but will not be entitled to any surplus in excess of that amount. The remaining property and assets will be available for distribution to the holders of the Class A Voting Shares and Class B Non-Voting Shares, which shall be paid or distributed equally, share for share, between the holders of the Class A Voting Shares and the Class B Non-Voting Shares, without preference or distinction.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Effective on February 1, 2008, the Class A Voting Shares and Class B Non-Voting Shares were split on a two-for-one basis.  Accordingly, the comparative number of shares and per share amounts have been retroactively adjusted to reflect the two-for-one split.

Issued and Outstanding
The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2006 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2006	3,447,858	26,700	80,563,058	843,863	870,563
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(2,000)	(16)	2,000	16	-
Issuance of shares under Stock Option Plan	-	-	1,997,736	27,676	27,676
Shares repurchased	-	-	(1,538,200)	(16,229)	(16,229)
Repayment of executive stock purchase loans	-	-	-	234	234
Balance as at August 31, 2007	3,445,858	26,684	81,024,594	855,560	882,244
Issuance of shares under Stock Option Plan	-	-	725,384	12,338	12,338
Shares repurchased	-	-	(4,388,400)	(46,555)	(46,555)
Repayment of executive stock purchase loans	-	-	-	230	230
Balance as at August 31, 2008	3,445,858	26,684	77,361,578	821,573	848,257

There are no Class A Preferred Shares, Class 1 Preferred Shares or Class 2 Preferred Shares outstanding at August 31, 2008.

Stock Option Plan
Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company. The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

As a result of the two-for-one stock split, the number of outstanding options was adjusted in accordance with existing plan provisions.  All prior period option numbers as well as weighted average exercise prices and fair values per option have been retroactively adjusted to reflect the two-for-one stock split.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

A summary of the changes to the stock options outstanding since August 31, 2006, is presented as follows:
	Number of options (#)	Weighted average exercise price ($)
Outstanding as at August 31, 2006	6,869,284	13.99
Forfeited	(98,046)	15.62
Exercised	(1,997,736)	13.47
Outstanding as at August 31, 2007	4,773,502	14.18
Granted	255,800	22.45
Forfeited	(434,630)	19.18
Exercised	(725,384)	15.84
Outstanding as at August 31, 2008	3,869,288	13.85

As at August 31, 2008, the options outstanding and exercisable consist of the following:

	Options outstanding			Options exercisable
Range of exercise price ($)	Number outstanding (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number outstanding (#)	Weighted average exercise price ($)
9.53 - 12.48	2,184,060	2.6	11.49	1,972,260	11.44
13.50 - 16.50	1,130,968	2.2	15.45	880,968	15.26
17.25 - 22.65	554,260	3.5	19.92	288,460	17.74
9.53 - 22.65	3,869,288	2.6	13.85	3,141,688	13.09

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the options’ vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the year ended August 31, 2008 of $1,917 (2007 - $3,003; 2006 - $2,915).  This charge has been credited to contributed surplus.

The fair value of each option granted in fiscal 2008 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fair value	$4.32
Expected life	Five years
Risk-free interest rate	3.80%
Dividend yield	2.75%
Volatility	22.6%

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

On October 22, 2008, the Company granted a further 464,500 options for Class B Non-Voting Shares to eligible officers and employees of the Company.  These options are exercisable at $17.62 per share.

Dividends
The holders of Class A Voting Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Voting Shares, an additional dividend at a rate of $0.005 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Voting Shares and Class B Non-Voting Shares participate equally, on a share-for-share basis, on all subsequent dividends declared.

The total amount of dividends declared in fiscal 2008 was $47,326 (2007 - $42,842; 2006 - $19,586).

Earnings per share
The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	2008	2007	2006
Net income for the year (numerator)	129,835	107,018	35,471

Weighted average number of shares outstanding (denominator)
Weighted average number of shares outstanding - basic	82,944	84,561	84,921
Effect of dilutive securities	1,575	2,095	1,572
Weighted average number of shares outstanding - diluted	84,519	86,656	86,493

Diluted earnings per share for fiscal 2008 excluded 171,581 weighted average Class B Non-Voting Shares (2007 - nil; 2006 - 836,262) issuable under the Company’s Stock Option Plan because these options were not ‘in-the-money’.

Executive stock purchase loans
In October 2001, the Board of Directors of the Company authorized the granting of loans to certain of its executive officers in order to finance the acquisition of Class B Non-Voting Shares of the Company on the open market. These loans are non-interest-bearing and are secured by a promissory note and the relevant Class B Non-Voting Shares. Each loan has a ten-year term from December 1, 2001, with annual installments at the greater of 10% of the original principal or 10% of the employee’s pre-tax bonus for the most recently completed financial year of the Company. As at August 31, 2008, the Company had loans receivable of $716 (2007 - $946) from certain qualifying executive officers. As at August 31, 2008, the market value of the shares held as collateral for the loans was $2,015 (2007 - $2,669).

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Performance Share Units
The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (the “TSX”) at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  Compensation expense related to the PSUs is accrued over the term of the restriction period based on the expected total compensation to be paid out at the end of the restriction period, factoring in the probability of any performance based criteria being met during the period.  The stock-based compensation expense recorded in fiscal 2008 in respect of this plan was $1,264 (2007 - $6,059; 2006 - $8,689).  A reduction in the Company’s share price led to an adjustment to the assumptions underlying the expense recognition of this plan in fiscal 2008.  The current year’s expense includes a charge of $1,197 (2007 - income of $2,874) generated by a total return swap entered into in fiscal 2007 in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Long-term incentive plan
In fiscal 2006, the Company implemented a long-term plan for senior management based on shareholder appreciation targets.  Each unit granted under this plan entitles the participant to receive, at the Company’s option, one Class B Non-Voting Share or a cash payment in an amount equal to the closing price of one Class B Non-Voting Share traded on the TSX at the end of the restriction period. The 255,390 units granted in fiscal 2006 and 209,870 units granted in fiscal 2007 under this plan vest at the end of fiscal 2008 and 2009, respectively.  In fiscal 2008, 156,400 units were granted, with vesting periods between three and five years.  The stock-based compensation expense recorded in fiscal 2008 in respect of this plan was $5,987 (2007 - $1,130; 2006 - $533). This charge has been credited to contributed surplus.

Normal Course Issuer Bid
On February 13, 2008, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 6,000,000 Class B Non-Voting Shares.

The shares purchased for cancellation since August 31, 2006 are as follows:

	Fiscal 2007			Fiscal 2008
Normal course issuer bid expiry date	#	$	Average	#	$	Average
December 31, 2006	108,600	2,198	20.24	-	-	-
February 14, 2008	1,429,600	34,224	23.94	1,570,400	38,479	24.50
February 14, 2009	-	-	-	2,818,000	52,965	18.80
	1,538,200	36,422	23.68	4,388,400	91,444	20.84

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

During fiscal 2008, the total cash consideration paid exceeded the carrying value of the shares repurchased by $44,889 (2007 - $20,193; 2006 - $15,102), which was charged to retained earnings.

In September and October 2008, a further 794,966 Class B Non-Voting Shares were purchased and cancelled at an average price of $18.97 per share.

11.	Interest expense

	2008	2007	2006
Interest on long-term debt	33,049	33,553	41,383
Imputed interest on long-term liabilities	6,390	1,307	1,303
Other	1,874	978	419
	41,313	35,838	43,105

12.	Other expense, net

	2008	2007	2006
Interest income	(1,042)	(841)	(2,643)
Foreign exchange losses	823	109	487
Losses (earnings) from equity investments	1,343	857	(1,004)
Restructuring charges	6,142	10,393	11,433
Asset disposal losses (gains)	597	(1,448)	2,801
Other	(10)	730	593
	7,853	9,800	11,667

13.	Income taxes
Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax liability and asset as at August 31 are as follows:

	2008	2007
Deferred charges deducted for tax purposes capitalized for accounting purposes	681	846
Capital cost allowance in excess of book depreciation	(570)	(95)
Deferred partnership income	4,035	4,611
Differences in tax and accounting cost bases for investments	4,300	14,909
Broadcast licenses and other intangible assets	130,163	144,804
Other, net	3,101	2,787
Total future tax liability	141,710	167,862
Book depreciation in excess of capital cost allowance	24,139	27,356
Loss carryforwards, net of valuation allowances	14,575	28,760
Amortization deducted for accounting purposes in excess of tax purposes	13,560	1,442
Differences in tax and accounting cost bases for investments	2,277	17,660
Differences in revenue recognition for tax and accounting purposes	1,471	993
Purchase price equation differences	54	56
Other, net	7,528	2,262
Total future tax asset	63,604	78,529
Net future tax liability	78,106	89,333
Less current portion of future tax asset	9,593	13,518
	87,699	102,851

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Significant components of the income tax expense (recovery) are as follows:

	2008	2007	2006
Current tax expense	42,840	43,518	38,227
Future tax resulting from temporary differences	6,750	3,189	(12,978)
Future tax resulting from losses	13,074	14,293	(24,552)
Future tax resulting from tax rate changes	(10,266)	(1,631)	(11,835)
Recovery of various future tax liabilities	(12,841)	-	(25,187)
Other	(4,038)	444	320
	35,519	59,813	(36,005)

The reconciliation of income tax attributable to operations computed at the statutory rates to income tax expense is as follows:

	2008		2007		2006
	$	%	$	%	$	%
Tax at combined federal and provincial rate	57,744	34.0	61,055	35.5	1,133	35.2
Reduction in future taxes resulting fromstatutory rate change	(10,266)	(6.0)	(1,631)	(0.9)	(11,835)	(367.3)
Recovery of various tax liabilities	(13,302)	(7.8)	1,016	0.6	(25,187)	(781.7)
Other	1,343	0.7	(627)	(0.5)	(116)	(3.7)
	35,519	20.9	59,813	34.7	(36,005)	(1,117.5)

The Company recognizes as a future tax asset the benefit of capital and non-capital loss carryforwards to the extent it is more likely than not that the benefit will be realized. As at August 31, 2008, the Company had available loss carryforwards of approximately $67,500. A future tax asset of $21,045 (2007 - $37,580) has been recognized in respect of these carryforwards, net of a valuation allowance of $6,470 (2007 - $8,820).

The available loss carryforwards will expire as follows:

2009	5,700
2010	2,700
2011	1,900
2015	1,100
2025	100
2026	33,400
2027	800
2028	4,600
No expiration	17,200
67,500

14.	Business segment information
The Company’s business activities are conducted through three reportable operating segments:

Radio
The Radio segment consists of 53 radio stations, situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Television
The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services, and the Nelvana production studio. Revenues are generated from subscriber fees and advertising.

Content
The Content segment includes the production and distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.  The Content segment derives programs for distribution through two means: (1) production by the Nelvana studio, and (2) acquisition from third-party producers.

Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses. Segment profit excludes disputed regulatory fees.

Revenues and segment profit

Year ended August 31, 2008
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	286,449	450,175	51,959	-	(1,427)	787,156
Direct cost of sales, general and administrative expenses	210,945	258,410	44,757	22,979	(2,065)	535,026
Segment profit	75,504	191,765	7,202	(22,979)	638	252,130
Depreciation	6,533	10,309	164	5,048	-	22,054
Interest expense	1,042	3,765	878	35,628	-	41,313
Disputed regulatory fees	6,155	4,781	-	-	-	10,936
Other expense, net	3,594	4,362	2,493	(2,596)	-	7,853
Income before income taxesand non-controlling interest	58,180	168,548	3,667	(61,059)	638	169,974

Year ended August 31, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	275,736	436,270	61,325	-	(4,588)	768,743
Direct cost of sales, general and administrative expenses	198,201	253,822	55,883	24,844	(4,928)	527,822
Segment profit	77,535	182,448	5,442	(24,844)	340	240,921
Depreciation	6,195	10,908	256	4,197	-	21,556
Amortization	-	355	-	1,200	-	1,555
Interest expense	1,015	245	496	34,082	-	35,838
Other expense, net	3,911	6,156	2,876	(3,143)	-	9,800
Income before income taxesand non-controlling interest	66,414	164,784	1,814	(61,180)	340	172,172

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Year ended August 31, 2006
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	268,367	401,856	63,618	-	(7,571)	726,270
Direct cost of sales, general and administrative expenses	200,015	236,563	59,118	23,998	(7,543)	512,151
Segment profit	68,352	165,293	4,500	(23,998)	(28)	214,119
Depreciation	6,899	10,493	149	3,761	-	21,302
Amortization	-	1,065	-	1,807	-	2,872
Interest expense	855	168	8	42,074	-	43,105
Debt refinancing loss	-	-	-	131,951	-	131,951
Other expense, net	4,000	901	6,468	298	-	11,667
Income before income taxesand non-controlling interest	56,598	152,666	(2,125)	(203,889)	(28)	3,222

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

Gross revenues are derived from the following geographical sources, by location of customer, as follows:
	2008	2007	2006
Canada	738,914	718,053	675,199
United States	28,179	26,708	28,798
International	20,063	23,982	22,273
	787,156	768,743	726,270

Corus’ revenue streams for fiscal 2008 are derived primarily from three areas: advertising (59%), subscriber fees (29%) and license fees (4%) (2007 - 57%, 29% and 6%, respectively).

Segment assets
	2008	2007
Radio	736,224	725,410
Television	1,108,606	1,065,585
Content	71,206	77,453
Corporate	117,617	68,519
	2,033,653	1,936,967

Assets are located primarily within Canada.

Capital expenditures by segment
	2008	2007	2006
Radio	6,900	7,745	11,253
Television	5,146	7,522	5,254
Content	311	290	3,289
Corporate	5,195	4,730	3,802
	17,552	20,287	23,598

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Property, plant and equipment are located primarily within Canada.

Goodwill
	2008	2007
Radio	419,983	417,961
Television	370,425	370,425
Content	7,446	7,446
	797,854	795,832

Goodwill is located primarily within Canada.

15.	Business combinations
In fiscal 2007, the Company completed the acquisition of an additional 10% share of TELETOON, to increase its ownership interest in this television network from 40% to 50%.  The total cash consideration paid was $46,645.  This investment will continue to be accounted for as a joint venture, and as such, the net assets acquired and results of operations are proportionately consolidated from the date of acquisition.

In the fourth quarter of fiscal 2007, the Company completed the acquisition of two radio stations.  The total cash consideration paid was $18,047. The Company had not yet finalized the valuation of intangible assets for the purpose of allocating the purchase cost of this acquisition at the end of fiscal 2007.

These transactions resulted in an increase to broadcast licenses of $27,600 and an increase to goodwill of $39,094 in fiscal 2007.

During fiscal 2008, the Company finalized the purchase equation for the acquisition of two radio stations in fiscal 2007, and in an unrelated transaction completed the acquisition of an additional radio station. The impact of these transactions was to increase broadcast licenses by $679 and increase goodwill by $2,022.

16.	Joint ventures
The following amounts, included in these consolidated financial statements, represent the Company’s proportionate share in joint ventures:
	2008	2007
Current assets	31,086	32,593
Long-term assets	38,475	28,370
Current liabilities	28,751	32,179
Long-term liabilities	5,900	225

Cash provided by operating activities	3,390	12,769
Cash provided by (used in) investing activities	(265)	1,102

Revenues	52,560	52,748
Expenses	36,310	36,484
Net income for the year	16,250	16,264

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

17.	Financial instruments
        The fair values of financial instruments have been determined as follows:

Current assets and liabilities
The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

Investments and other assets
The fair value of publicly traded shares included in this category is determined by quoted share prices in active markets.  The fair value of other financial instruments included in this category is determined using other valuation techniques.

Long-term debt
The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

Other long-term liabilities
The fair values of financial instruments in this category approximate their carrying values as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

Derivative financial instruments
The fair values of derivative financial instruments are determined based on quotations by the counterparties to the agreements.

The estimated fair values of these agreements are as follows:

	August 31, 2008		August 31, 2007
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Interest rate swap agreements	(9,381)	(9,381)	-	8,768
Total return swap agreements	(49)	(49)	(497)	(497)

Fair value estimates are made at a specific point in time, based on relevant market information andinformation about the financial instrument.  These estimates are subjective in nature and involveuncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

Credit risks and concentration
Credit risks associated with the interest rate swap agreements arise from the ability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. These risks are mitigated by dealing with major creditworthy financial institutions.

Accounts receivable resulting from advertising and affiliate subscriber fee revenues are not subject to any concentration of credit risk.

Accounts receivable from distribution and licensing of proprietary exploitation rights of feature films and television programs are subject to credit risk. The risk is mitigated because the Company enters into license and distribution contracts with many major international broadcasters and distributors.

18.	Consolidated statements of cash flows
Additional disclosures with respect to the consolidated statements of cash flows are as follows:

Net change in non-cash working capital balances consists of the following:

	2008	2007	2006
Accounts receivable	(5,007)	(10,275)	14,509
Prepaid expenses and other	186	(2,586)	3,435
Accounts payable and accrued liabilities	3,687	(9,939)	(28,160)
Income taxes payable	(2,777)	(3,240)	1,546
Deferred credits	(6,881)	(1,662)	1,223
Other	(226)	(108)	(2,451)
	(11,018)	(27,810)	(9,898)

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	2008	2007	2006
Interest paid	35,031	33,928	61,025
Interest received	1,042	841	2,643
Income taxes paid	46,796	47,646	38,218

19.	Foreign exchange gains and losses
The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:
	2008	2007	2006
Direct cost of sales, general and administrative expenses	(423)	(363)	(511)
Other expense, net	823	109	487
Total foreign exchange losses (gains)	400	(254)	(24)

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

20.	Accumulated other comprehensive loss

	2008	2007
Foreign currency translation adjustment	(12,192)	(12,169)
Unrealized loss on available-for-sale investments, net of tax	(1,297)	-
Unrealized loss on cash flow hedge, net of tax	(6,661)	-
	(20,150)	(12,169)

21.	Reconciliation of Canadian GAAP to U.S. GAAP
The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with Canadian GAAP. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with U.S. GAAP:

Reconciliation to U.S. GAAP
	2008	2007	2006
Net income using Canadian GAAP	129,835	107,018	35,471
Add (deduct) adjustments for:
Discount of program and film rights assets andliabilities (i)	-	(499)	(728)
Deferred charges	-	251	752
Other	-	-	447
Income tax effect of adjustments	-	85	(36)
Net income using U.S. GAAP	129,835	106,855	35,906

Comprehensive income using Canadian GAAP	114,847	106,377	33,952
Add (deduct) adjustments for changes in:
Net adjustments to net income noted above	-	(163)	435
Unrealized gain on investments classified asavailable for sale, net of tax (ii)	-	129	1,235
Unrealized gain on derivative contracts, net oftax (iii)	-	5,540	69,847
Comprehensive income using U.S. GAAP	114,847	111,883	105,469

Earnings per share using U.S. GAAP
Basic	$1.57	$1.26	$0.42
Diluted	$1.54	$1.23	$0.42

Selected consolidated balance sheet items using U.S. GAAP

	2008		2007
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Investments and other assets (ii)	93,086	93,086	17,492	25,974
Program and film rights	234,464	234,464	215,755	210,809
Broadcast licenses and goodwill (iv)	1,331,345	1,339,630	1,328,644	1,336,929
Other long-term liabilities	59,936	59,936	64,773	62,441
Future tax liability	87,699	91,226	102,851	106,938
Retained earnings	131,594	136,352	95,568	98,627
Accumulated other comprehensive loss (iii)	20,150	20,150	12,169	5,162

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

The cumulative effect of these adjustments on shareholders’ equity is as follows:

	2008	2007
Retained earnings
Discount of program and film rights assets and liabilities (i)	-	(1,699)
Equity in earnings of investees (iv)	4,758	4,758
Accumulated other comprehensive loss
Unrealized loss on investments (ii)	-	(183)
Unrealized gain on derivative contracts (iii)	-	7,190
Total cumulative effect of adjustments on shareholders’ equity	4,758	10,066

Areas of material difference between Canadian GAAP and U.S. GAAP and their impact on the consolidated financial statements are as follows:

(i) Discount of program and film rights assets and liabilities
As described in note 2, on September 1, 2007 the Company recorded decreases to program and film rights and other long-term liabilities to reflect the balances as if the effective interest rate method had always been used to record program and film rights assets and liabilities.  This resulted in a net-of-tax transition adjustment of $1,699 to retained earnings on September 1, 2007.  Under U.S. GAAP, a transition adjustment of $902 was made on September 1, 2005, with reductions of $473 and $324 to net income in 2006 and 2007, respectively.  The Company believes this change is preferable as it results in liabilities reflecting the time value of money and also eliminates a GAAP difference.  The new method is an allowable alternative under U.S. GAAP.

(ii) Unrealized loss on investments
Under U.S. GAAP, equity securities having a readily determinable fair value and not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity, net of related deferred income taxes. Prior to the implementation of the new standards on financial instruments, under Canadian GAAP these investments were carried at cost and written down only when there was evidence that a decline in value that was other-than-temporary had occurred. The Company had determined that the decline in fair value was not other-than-temporary, based on the financial condition of the issuer and the fact that the Company had the intent and ability to retain its investment in the issuer for a period of time sufficient to allow for an anticipated recovery in market value. The Company has considered evidence, such as industry analyst reports, that supported this conclusion.

(iii) Derivative instruments and hedging activities
Under U.S. GAAP, all derivative instruments are to be recorded on the consolidated balance sheets at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through income or deferred in other comprehensive loss until the hedged item is recognized in income.  Prior to the adoption of the new Canadian financial instruments accounting guidance by the Company in fiscal 2008, this resulted in a GAAP difference.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

(iv) Equity in earnings of investees
Under Canadian GAAP, the investments in Nelvana’s 20% interest in TELETOON in fiscal 2001 and Western International Communications Ltd. (“WIC”) in fiscal 2000 were accounted for using the cost method of accounting until CRTC approval was received for the transactions. When the Company received CRTC approval, the amount in the accounts under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under U.S. GAAP, equity accounting for the investments is used from the date the Company first acquired shares in Nelvana and WIC.

Accounting for uncertain tax positions
Effective September 1, 2007, the Company adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”.  The implementation of FIN 48 had no impact on net income or retained earnings in any of the periods presented.

The liability for unrecognized tax benefits (“UTBs”) related to permanent and temporary tax adjustments, exclusive of interest, was $6,404 as at August 31, 2008 (2007 - $18,553).  Of this total, $4,049 of tax benefits would favourably affect the Company’s effective tax rate if the benefits were recognized in the consolidated financial statements.

The net decrease in the liability of $12,150 since the date of adoption resulted from the following:

UTB balance as at September 1, 2007	18,553
Gross decrease related to tax positions of prior years	(115)
Gross increase related to tax positions of current year	807
Reductions related to the lapse of statute of limitations	(12,841)
UTB balance as at August 31, 2008	6,404

The Company recognizes interest expense and penalties related to UTBs within the provision for income tax expense in the consolidated statements of income.  The liability related to interest and penalties was $1,189 as at August 31, 2008 (2007 - $3,184).  During the year ended August 31, 2008, the Company recorded a recovery of $1,995 in respect of interest expense and penalties related to UTBs.

The Company believes it is reasonably possible that its UTB balance could decrease by $2,644 in the next 12 months as a result of the potential resolution of an ongoing tax dispute.

The following table summarizes, by major tax jurisdiction, the tax years that remain open to examination by the relevant taxing authorities:

Tax jurisdiction	Years subject to examination
Canada	2004 - forward
Ireland	2002 - forward
United States	2005 - forward

Recent United States accounting pronouncements
In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements”. This new standard defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This new standard is effective for the Company beginning September 1, 2008. The Company is currently assessing the impact of this new standard.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement permits entities the option to measure financial instruments at fair value, thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. This statement is effective for the Company beginning September 1, 2008. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations”. The statement will require all business acquisitions to be measured at fair value; the existing definition of a business would be expanded; pre-acquisition contingencies would be measured at fair value; most acquisition-related costs would be recognized as expenses as incurred; as well as other changes. The statement is effective for the Company beginning September 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 160, “Non-controlling Interests in Financial Statements”. The statement will improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing new accounting and reporting standards. The statement is effective for the Company beginning September 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

22.	Government financing and assistance
Revenues include $1,704 (2007 - $1,708; 2006 - $2,845) of production financing obtained from government programs. This financing provides a supplement to a production series’ Canadian license fees and is not repayable.

As well, revenues include $853 (2007 - $804; 2006 - $939) of government grants relating to the marketing of books in both Canada and international markets. The majority of the grants are repayable if the average profit margin for the three-year period following receipt of the funds equals or is greater than 10%.

23.	Commitments, contingencies and guarantees
The Company and its subsidiaries are involved in litigation matters arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

The Company has various long-term operating lease agreements for the use of facilities and equipment in each of the next five years and thereafter as follows:

2009	26,741
2010	24,829
2011	20,108
2012	15,023
2013	13,865
Thereafter	190,264
290,830

Rental expenses recognized in direct cost of sales, general and administrative expenses totalled approximately $13,556 (2007 - $13,180; 2006 - $13,070).

The Company has entered into various agreements for the right to broadcast or distribute certain film and television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific films and television programs or certain levels of future productions. The acquisition of these broadcast and distribution rights is contingent on the actual delivery of the productions. Management estimates that these agreements will result in future program and film expenditures of approximately $300,240.

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties, with limited exceptions.

Many of the Company’s agreements, specifically those related to acquisitions and dispositions of business assets, included indemnification provisions where the Company may be required to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. As at August 31, 2008, management believed there was only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for directors and officers of the Company and its subsidiaries.

In fiscal 2005, Corus and a related party entered into a contra agreement for the exchange of $2,500 in media time annually for a five-year period. The Company’s obligation will be settled with a combination of radio and television spots. In addition, the Company will provide a total of $1,000 annually in direct response promotions for the related party.

On December 14, 2006, the Federal Court of Canada ruled that the Part II license fees paid by CRTC licensees are an unlawful tax.  Corus has paid these fees since the Company’s inception in 1999, and in fiscal 2006 the Company remitted approximately $5,000 in Part II license fees to the CRTC.  The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision.  The broadcasting industry is pursuing avenues of appeal; however until such time as an appeal is heard, the regulation is in force.  The accrual recorded in fiscal 2008 includes a balance of $4,911 related to fiscal 2007 and $6,025 related to fiscal 2008.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

24.	Related party transactions
The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the year, the Company received cable service subscriber, programming and advertising fees of $102,415 (2007 - $104,402; 2006 - $92,837), production and distribution revenue of $850 (2007 - $3,487; 2006 - $2,853) and administrative and other fees of $6,403 (2007 - $5,006; 2006 - $5,968) from related parties. In addition, the Company paid cable and satellite system distribution access fees of $4,478 (2007 - $4,493; 2006 - $4,441) and administrative and other fees of $2,956 (2007 - $2,604; 2006 - $2,106) to related parties. As at August 31, 2008, the Company had $19,413 (2007 - $19,328) receivable from related parties.

The Company provided related parties with radio and television spots in return for television advertising and uplink services. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Included in other investments (note 4) and share capital (note 10) are loans of $1,342 (2007 - $1,706) made to certain executive officers of the Company for housing or investment purposes. The loans are collateralized by charges on the officers’ personal residences and/or by related investment. The loans are non-interest-bearing and are due between December 1, 2011 and October 31, 2022.

25.	Employee future benefits
The Company has a defined contribution plan for qualifying full-time employees. Under the plan, the Company contributes 5% of an employee’s earnings, not exceeding the limits set by the Income Tax Act (Canada). The amount contributed in 2008 related to the defined contribution plan was $6,195 (2007 - $5,836; 2006 - $6,016). The amount contributed is approximately the same as the expense included in the consolidated statements of income.

In fiscal 2008, the Company introduced a non-contributory defined benefit pension plan for certain of its senior executives.  Benefits under this plan are based on the employees’ highest three-year average rate of pay during their years of service, and accrue starting from the date of the implementation of the plan.  The Company recorded an expense of $450 in fiscal 2008 in respect of this plan.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2008, 2007 and 2006
(in thousands of Canadian dollars, except share information)

26.	Subsequent event
On September 2, 2008, the Company announced that it had completed the acquisition of Canadian Learning Television (“CLT”) effective September 1, 2008.  The acquisition cost was approximately $75,000, including customary closing adjustments.  The CRTC approved the acquisition on August 22, 2008 and the Company took over ownership and operation of CLT on September 1, 2008.

27.	Comparative consolidated financial statements
The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.